ISSUER FREE WRITING PROSPECTUS

Filed Pursuant to Rule 433 under the Securities Act of 1933

Registration Statement File No. 333-208289

January 30, 2017

Explanatory Note: This free writing prospectus is being filed to correct a typographical error in the ISIN number.

A final base shelf prospectus containing important information relating to the securities described in this document has been filed with the securities regulatory authority in each of the provinces of Canada. A copy of the final base shelf prospectus, any amendment to the final base shelf prospectus and any applicable shelf prospectus supplement that has been filed is required to be delivered with this document.

This document does not provide full disclosure of all material facts relating to the securities offered. Investors should read the final base shelf prospectus, any amendment and any applicable shelf prospectus supplement for disclosure of those facts, especially risk factors relating to the securities offered, before making an investment decision. Capitalized terms used but not otherwise defined herein have the meanings given to such terms in the final prospectus supplement dated the date hereof.

PRICING TERM SHEET

JUST ENERGY GROUP INC.

4,000,000 8.50% Series A Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Shares

Issuer:	Just Energy Group Inc. (the “Corporation”).

Securities Offered:	8.50% Series A Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Shares (the “Series A Preferred Shares”).

Number of Shares:	4,000,000 Series A Preferred Shares.

Number of Option Shares:	600,000 Series A Preferred Shares.

Public Offering Price:	US$25.00 per Series A Preferred Share; US$100,000,000.00 total (assuming no exercise of the underwriters’ option to purchase additional Series A Preferred Shares).

Underwriting Discount:	US$0.7875 per Series A Preferred Share; US$3,150,000.00 total (assuming no exercise of the underwriters’ option to purchase additional Series A Preferred Shares).

Maturity Date:	Perpetual (unless redeemed by the Corporation on or after March 31, 2022).

Ratings:	The Series A Preferred Shares will not be rated.

Trade Date:	January 31, 2017.

Settlement Date:	February 7, 2017 (T+5).

Liquidation Preference:	US$25.00 per Series A Preferred Share, plus accumulated and unpaid dividends.

Dividend Rate:

During each dividend period from, and including, the date of original issuance to, but not including, March 31, 2022, dividends on the Series A Preferred Shares will accrue at the rate of 8.50% per annum of the US$25.00 liquidation preference per Series A Preferred Share. During each dividend period from, and including, March 31, 2022, to, but not including, March 31, 2027, dividends on the Series A Preferred Shares will accrue at an annual rate equal to the sum of (i) 6.48% plus the Mid Market Swap Rate as calculated on the immediately preceding dividend payment date and (ii) 0.50%, of the US$25.00 liquidation preference per Series A Preferred Share. During each dividend period from and including March 31, 2027, and thereafter, dividends on the Series A Preferred Shares will accrue at an annual rate equal to the sum of (i) 6.48% plus the Mid Market Swap Rate as calculated on the immediately preceding dividend payment date and (ii) 1.00%, of the US$25.00 liquidation preference per Series A Preferred Share.

The term ‘‘Mid Market Swap Rate’’ means, on the second business day in New York immediately preceding the first day of each relevant dividend period for the Series A Preferred Shares, the applicable semi-annual 5-year U.S. dollar mid market swap rate (the ‘‘5-year Mid Swap Rate’’) displayed at 5:00 p.m. (New York time) as reported by Bloomberg L.P. on the IRSB page (or such other page as may replace that page as reported by Bloomberg L.P., or such other service as may be nominated by the person providing or sponsoring the information appearing there for the purposes of displaying comparable rates) on such date of determination. If the 5-year Mid Swap Rate does not appear on that page, it shall be determined by a U.S. or Canadian investment banking firm selected by the Corporation on the basis of (i) quotations provided by the principal office of each of four major banks in the U.S. dollar swap market of the rates at which swaps for a 5 year period in U.S. dollars are offered by it at approximately 5:00 p.m. (New York time) on such date of determination to participants in the U.S. dollar swap market; and (ii) the arithmetic mean rounded, if necessary, to the nearest 0.00001 (0.000005 being rounded upwards) of such quotations.

All dividends accrue daily during the relevant dividend period. For dividend periods beginning from, and including, March 31, 2022, the Mid Market Swap Rate for each dividend period will be determined on the immediately preceding dividend payment date and will apply to each day of such dividend period.

Dividend Payment Dates:

The “dividend payment dates” for the Series A Preferred Shares will be the last day of each March, June, September and December. The initial dividend on the Series A Preferred Shares is scheduled to be paid on March 31, 2017 in the amount of US$0.3128 per Series A Preferred Share.

Optional Redemption:

The Corporation shall have the option to redeem the Series A Preferred Shares, in whole or in part, on or after March 31, 2022, for cash at a redemption price of US$25.00 per Series A Preferred Share, plus accumulated and unpaid dividends.

Special Optional Redemption:

Upon the occurrence of a Change of Control, (i) at any time on or after March 31, 2022, and (ii) provided that no Limiting Document may prohibit it, we may, at our option, upon not less than 30 nor more than 60 days written notice, redeem the Series A Preferred Shares, in whole or in part, within 120 days after the first date on which such Change of Control occurred, for cash at a redemption price of US$25.00 per Series A Preferred Share, plus any accumulated and unpaid dividends thereon to, but not including, the date fixed for redemption. If, prior to the Change of Control Conversion Date, we have provided notice of our election to redeem some or all of the Series A Preferred Shares (whether pursuant to our optional redemption right described under “Description of the Series A Preferred Shares—Redemption—Optional Redemption” in the prospectus supplement or this special optional redemption right), the holders of Series A Preferred Shares will not have the Change of Control Conversion Right with respect to the Series A Preferred Shares so called for redemption. If we elect to redeem any Series A Preferred Shares as described in this paragraph, we may use any available cash to pay the redemption price, and we will not be required to pay the redemption price only out of the proceeds from the issuance of other equity securities or any other specific source.

Limited Conversion Rights Upon a Change of Control:

In the case of a Change of Control pursuant to which our Common Shares will be converted into or exchanged for cash, securities or other property or assets (including any combination thereof) (the “Alternative Form Consideration”), a holder of Series A Preferred Shares will receive upon conversion of such Series A Preferred Shares the kind and amount of such consideration that such holder would have owned or been entitled to receive upon the Change of Control had such holder held a number of our Common Shares equal to the Common Share Conversion Consideration immediately prior to the effective time of the Change of Control. Notwithstanding the foregoing, if a Change of Control occurs prior to March 31, 2022 and the Corporation is not able to deliver Alternative Form Consideration, the Corporation may in lieu thereof deliver to holders converting Series A Preferred Shares upon such Change of Control cash in an amount equal to the fair value (as determined by the Corporation in good faith) of the Alternative Form Consideration that was otherwise deliverable.

Share Cap:	8.606

CUSIP/ISIN:	48213W 200 / CA48213W2004

Joint Book-Running Managers:	Stifel, Nicolaus & Company, Incorporated FBR Capital Markets & Co. National Bank Financial Inc.

Co-Lead Managers:	BB&T Capital Markets, a division of BB&T Securities, LLC Canaccord Genuity Corp. Janney Montgomery Scott LLC Ladenburg Thalmann & Co., Inc. Wunderlich Securities, Inc.

Co-Managers:	Boenning & Scattergood, Inc. National Securities Corporation Northland Securities, Inc.

Listing:

The Corporation has applied to list the Series A Preferred Shares and the Common Shares issuable upon conversion of the Series A Preferred Shares on the Toronto Stock Exchange under the symbol “JE.PR.U.” The Corporation intends to apply to list the Series A Preferred Shares and the Common Shares issuable upon conversion of the Series A Preferred Shares on the New York Stock Exchange (the “NYSE”) under the symbol “JE PR A.” If the application  with the NYSE is approved, then trading of the Series A Preferred Shares on the NYSE is expected to commence within 30 days after their original issue date.

The Corporation has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Corporation has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov.

Alternatively, the Corporation, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Stifel, Nicolaus & Company, Incorporated at 1-855-300-7136 or FBR Capital Markets & Co. at 1-703-312-9726.

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